Exhibit 21

Subsidiaries of the Registrant

Name	State/Location of Incorporation	% Owned

The LaPorte Savings Bank	Indiana	100% (Direct)

LSB Investments, Inc.	Nevada	100% (Indirect)[1]

LSB Real Estate, Inc.	Maryland	100% (Indirect)[2]

[1]	Wholly owned subsidiary of The LaPorte Savings Bank
[2]	Wholly owned subsidiary of LSB Investments, Inc.